SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.     )

SouthFirst Bancshares, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

844271-10-6

(CUSIP Number)

Mr. Luther S. Pate, IV

Pate Holdings

819 Mimosa Park Road

Tuscaloosa, AL 39405

Telephone: (205) 752-0677

Copies to:

Walter G. Moeling, IV, Esq.

Powell Goldstein LLP

1201 W. Peachtree Street NW

14th Floor

Atlanta, GA 30309

Telephone: (404) 572-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2006

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box  ☐.

(Continued on following pages)

CUSIP No. 844271-10-6	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS: Luther S. Pate, IV I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

n/a
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Citizen of the United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

70,850 Shares
8 SHARED VOTING POWER

9 SOLE DISPOSITIVE POWER

70,850 Shares
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

70,850 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 844271-10-6	13D	Page 3 of 5 Pages

Item 1. Security and Issuer.

The name of the issuer is SouthFirst Bancshares, Inc., a Delaware corporation (the “Company”), the address of its principal executive offices is 126 North Norton Avenue, Sylacauga, Alabama 35150, and its telephone number is (205) 245-4365. The title of the class of equity securities to which this statement on Schedule 13D (this “Schedule 13D”) relates is the common stock of the Company, par value $.01 per share (the “Common Stock”).

Item 2. Identity and Background.

(a) The name of the person filing this Schedule 13D is Luther S. Pate, IV (the “Reporting Person”).

(b) The Reporting Person’s business address is 819 Mimosa Park Road, Tuscaloosa, Alabama 39405.

(c) The Reporting Person owns approximately 100 entities focusing primarily in real estate development and investment activities.

(d) The Reporting Person was convicted of criminal harassment on September 13, 2005 in the Municipal Court of Tuscaloosa, Alabama and ordered to complete a two-week course in anger management. The case is currently under appeal.

(e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable

Item 4. Purpose of Transaction.

(a) – (j): The Reporting Person has acquired the Common Stock to profit from appreciation in the market price of the Common Stock through the assertion of shareholder rights and influencing the policies of the Company.

The Reporting Person believes the Common Stock is undervalued relative to its underlying franchise value due in part to (1) a history of below average returns on equity and (2) the failure to increase tangible book value per share over the last year.

The Reporting Person does not presently intend to make further purchases or sales of shares of the Common Stock, but may at any time purchase shares or dispose of any or all the shares of Common Stock held by him. To the extent the actions described herein may be deemed to constitute a “control purpose” with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the Reporting Person has such a purpose. Except as noted in this Schedule 13D, the Reporting Person has no plans or proposals which relate to or would result in any of the matters referred

CUSIP No. 844271-10-6	13D	Page 4 of 5 Pages

to in paragraphs (b) through (j), inclusive of Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his position and formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer.

(a)	The Reporting Person beneficially owns 70,850 shares of the Common Stock of the Company, representing approximately 9.99% of the total outstanding shares of Common Stock.

(b)	The Reporting person has sole voting and dispositive power with respect to 70,850 shares of the Common Stock of the Company.

(c)	The Reporting Person purchased 4,100 shares of the Common Stock of the Company on May 16, 2006 for $13.05 per share, 2,000 shares of the Common Stock of the Company on June 13, 2006 for $13.00 per share and 39,850 shares of the Common Stock of the Company on June 30, 2006 for $13.30 per share. All purchases listed above were on the open market.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not Applicable.

Item 7. Material to be Filed as Exhibits.

Not Applicable.

CUSIP No. 844271-10-6	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 10, 2006	LUTHER S. PATE, IV

/s/ Luther S. Pate, IV
Signature